UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                    FORM 15

  CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
      UNDER SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                           Commission File Number: 333-138498-03

                                TW AOL Holdings Inc.
               (Exact name of registrant as specified in its charter)

                               One Time Warner Center
                              New York, NY 10019-8016
                                  (212) 484-8000
       (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                      Guarantee of Floating Rate Notes due 2009
                           Guarantee of 5.50% Notes due 2011
                          Guarantee of 5.875% Notes due 2016
                         Guarantee of 6.50% Debentures due 2036
                (Title of each class of securities covered by this Form)

                                      None
           (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

                  Rule 12g-4(a)(1)          |_|
                  Rule 12g-4(a)(2)          |_|
                  Rule 12h-3(b)(1)(i)       |X|
                  Rule 12h-3(b)(1)(ii)      |_|
                  Rule 15d-6                |_|


         Approximate number of holders of record as of the certification or notice date: Less than 300

         Pursuant to the requirements of the Securities Exchange Act of 1934, TW AOL Holdings Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

  Date: April 24, 2009          TW AOL Holdings Inc.


                                By: /s/ Brenda C. Karickhoff
                                   -----------------------------------
                                   Name:  Brenda C. Karickhoff
                                   Title: Senior Vice President